UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Blend Labs, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

09352U108

(CUSIP Number)

Della P. Richardson

Chief Compliance Officer and Deputy General Counsel

Haveli Investments, L.P.

405 Colorado Street, Suite 1600

Austin, TX 78701

512-987-7314

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09352U108

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Haveli Brooks Aggregator, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 57,264,957(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 57,264,957(1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,264,957(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%(2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

Includes (i) 46,153,845 shares of Class A Common Stock, par value $0.00001 per share (the “Class A Common Stock”) of Blend Labs, Inc. (the “Issuer”) issuable upon conversion of 150,000 shares of Series A Convertible Preferred Stock, par value $0.00001 per share, (the “Series A Preferred Stock”) of the Issuer and (ii) 11,111,112 shares of Class A Common Stock issuable upon conversion of warrants with an exercise price of $4.50 per share (the “Warrants”).

(2)

Based on (i) 252,047,722 shares outstanding as of April 29, 2024, as reported to the Reporting Persons by the Issuer, (ii) 46,153,845 shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock and (iii) 11,111,112 shares of Class A Common Stock issuable upon exercise of the Warrants.

CUSIP No. 09352U108

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Haveli Investments Software Fund I GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 57,264,957(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 57,264,957(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,264,957(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐.
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Includes (i) 46,153,845 shares of Class A Common Stock issuable upon conversion of 150,000 shares of Series A Preferred Stock and (ii) 11,111,112 shares of Class A Common Stock issuable upon conversion of the Warrants.

(2)

Based on (i) 252,047,722 shares outstanding as of April 29, 2024, as reported to the Reporting Persons by the Issuer, (ii) 46,153,845 shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock and (iii) 11,111,112 shares of Class A Common Stock issuable upon exercise of the Warrants.

CUSIP No. 09352U108

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Haveli Software Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 57,264,957(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 57,264,957(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,264,957(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IA

(1)

Includes (i) 46,153,845 shares of Class A Common Stock issuable upon conversion of 150,000 shares of Series A Preferred Stock and (ii) 11,111,112 shares of Class A Common Stock issuable upon conversion of the Warrants.

(2)

Based on (i) 252,047,722 shares outstanding as of April 29, 2024, as reported to the Reporting Persons by the Issuer, (ii) 46,153,845 shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock and (iii) 11,111,112 shares of Class A Common Stock issuable upon exercise of the Warrants.

CUSIP No. 09352U108

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Whanau Interests LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 57,264,957(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 57,264,957(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,264,957(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Includes (i) 46,153,845 shares of Class A Common Stock issuable upon conversion of 150,000 shares of Series A Preferred Stock and (ii) 11,111,112 shares of Class A Common Stock issuable upon conversion of the Warrants.

(2)

Based on (i) 252,047,722 shares outstanding as of April 29, 2024, as reported to the Reporting Persons by the Issuer, (ii) 46,153,845 shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock and (iii) 11,111,112 shares of Class A Common Stock issuable upon exercise of the Warrants.

CUSIP No. 09352U108

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Haveli Investment Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 57,264,957(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 57,264,957(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,264,957(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IA

(1)

Includes (i) 46,153,845 shares of Class A Common Stock issuable upon conversion of 150,000 shares of Series A Preferred Stock and (ii) 11,111,112 shares of Class A Common Stock issuable upon conversion of the Warrants.

(2)

Based on (i) 252,047,722 shares outstanding as of April 29, 2024, as reported to the Reporting Persons by the Issuer, (ii) 46,153,845 shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock and (iii) 11,111,112 shares of Class A Common Stock issuable upon exercise of the Warrants.

CUSIP No. 09352U108

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Haveli Investments, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 57,264,957(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 57,264,957(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,264,957(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%(2)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

Includes (i) 46,153,845 shares of Class A Common Stock issuable upon conversion of 150,000 shares of Series A Preferred Stock and (ii) 11,111,112 shares of Class A Common Stock issuable upon conversion of the Warrants.

(2)

Based on (i) 252,047,722 shares outstanding as of April 29. 2024, as reported to the Reporting Persons by the Issuer, (ii) 46,153,845 shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock and (iii) 11,111,112 shares of Class A Common Stock issuable upon exercise of the Warrants.

CUSIP No. 09352U108

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brian N. Sheth
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 57,394,957(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 57,394,957(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,394,957(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Includes (i) 46,153,845 shares of Class A Common Stock issuable upon conversion of 150,000 shares of Series A Preferred Stock, (ii) 11,111,112 shares of Class A Common Stock issuable upon conversion of the Warrants and (iii) 130,000 shares of Class A Common Stock held in a family trust for which Mr. Sheth’s spouse is the trustee.

(2)

Based on (i) 252,047,722 shares outstanding as of April 29, 2024, as reported to the Reporting Persons by the Issuer, (ii) 46,153,845 shares of Class A Common Stock issuable upon conversion of the Series A Preferred Stock and (iii) 11,111,112 shares of Class A Common Stock issuable upon exercise of the Warrants.

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the Class A Common Stock, par value $0.00001 per share (the “Class A Common Stock”), of Blend Labs, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 415 Kearny Street, San Francisco, California 94108.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly by (i) Haveli Brooks Aggregator, L.P. (“Aggregator”), (ii) Haveli Investments Software Fund I GP, LLC (“Software Fund I GP”), (iii) Haveli Software Management LLC (“Software Management”), (iv) Whanau Interests LLC (“Whanau”), (v) Haveli Investment Management LLC (“Investment Management”), (vi) Haveli Investments, L.P. (“Haveli Investments”), and (v) Brian N. Sheth (each a “Reporting Person” and collectively, the “Reporting Persons”).

Mr. Sheth is the managing member of Whanau, a Delaware limited liability company. Whanau is the sole member of Software Fund I GP, a Delaware limited liability company. Whanau is the general partner of Haveli Investments, a Delaware limited partnership. Haveli Investments is the sole member of Investment Management, a Delaware limited liability company. Investment Management is the sole member of Software Management, a Delaware limited liability company. Software Management is the investment adviser to Software Fund I GP. Software Fund I GP is the general partner of Aggregator, a Delaware limited partnership.

The principal office and business address of each of the Reporting Persons is 405 Colorado Street, Suite 1600, Austin, Texas 78701. The principal business of Mr. Sheth is serving as the Chief Investment Officer and Senior Managing Director of Haveli Investments, L.P. and serving as a managing member, general partner, officer and/or director of certain affiliated entities. The principal business of each of Whanau and Software Fund I GP is serving as the general partner, managing member or similar entity of related entities. The principal business of Software Management is providing investment advice. The principal business of Aggregator is investing in securities of the Issuer.

Aggregator directly holds Series A Preferred Stock (as defined below) and Warrants (as defined below). Because of the relationship of relationship of Software Fund I GP, Software Management, Investment Management, Haveli Investments, Whanau and Mr. Sheth to Aggregator, each of the Reporting Persons may be deemed to beneficially own the securities beneficially owned by Aggregator.

The name, citizenship and present principal occupation or employment of each director, executive officer and controlling person of the Reporting Person is listed on Annex A hereto.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed on Schedule A hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information contained in Item 4 is incorporated herein by reference.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following:

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons acquired shares of the Series A Preferred Stock for investment purposes as part of their ordinary business and investing activities. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including, without limitation, the Issuer’s financial position and strategic direction, overall market conditions, the outcome of any discussions referenced above, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may, subject to the terms of the Investment Agreement, endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving Class A Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, the “Securities”) in the open market or in private transactions, on such terms and at such times as the Reporting Persons may deem advisable, and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Class A Common Stock without affecting their beneficial ownership of shares of Class A Common Stock.

As part of their ongoing investment activities, subject to the terms of the Investment Agreement, the Reporting Persons may engage in discussions with management, the Board or other representatives of the Issuer and/or with other holders of Securities and, from time to time and at any time, suggest or take a position regarding, or participate in, a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s operations, management, performance, financial matters, corporate governance, capital structure, control, strategic alternatives, and direction, as well as other potential transactions (including with one or more of the Reporting Persons and/or their respective affiliates and/or portfolio companies) which relate to or would result in extraordinary corporate transactions, such as a merger, reorganization, or other transaction that could result in the de-listing or de-registration of the Class A Common Stock; sale or acquisition of assets or business; changes to the capitalization or dividend policy of Issuer; or other material changes to the Issuer’s business or corporate structure, including changes to the Issuer’s charter or bylaws or changes in management or the composition of the Board. To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5. Interest in Securities of the Issuer.

(a),(b) The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(c) Except as described in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the shares of Class A Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified above in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 is hereby incorporated herein by reference.

Series A Convertible Preferred Stock

On April 29, 2024 (the “Closing Date”), Aggregator and the Issuer entered into an Investment Agreement (the “Investment Agreement”), pursuant to which Haveli agreed to purchase, and the Issuer agreed to sell to Haveli, Series A Preferred Stock of the Issuer for an aggregate of $150 million, consisting of 150,000 shares of Series A Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”) with a stated value of $1,000 per share (the “Issuance”). Aggregator obtained the funds for these purchases through capital contributions from its partners.

On or after the expiration or earlier termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), the Series A Preferred Stock is convertible at the option of the holders thereof at any time into an initial conversion rate of 307.6923 per $1,000 principal amount (equivalent to an initial conversion price of approximately $3.25 per share) of the Issuer’s Class A Common Stock, and is subject to certain anti-dilution adjustments. In no event will the conversion rate be less than 404.0729 per $1,000 principal amount.

At any time following the fifth anniversary of the Closing Date, a majority of the holders of the Series A Preferred Stock have the right to cause the Issuer to redeem, in whole, but not in part, the shares of Series A Preferred Stock for a per share amount in cash equal to: (i) 100% of the then-current liquidation preference thereof, multiplied by (ii)(A) 150% if the redemption occurs at any time on or after the fifth anniversary of the Closing Date and prior to the sixth anniversary of the Closing Date, (B) 175% if the redemption occurs at any time on or after the sixth anniversary of the Closing Date and prior to the seventh anniversary of the Closing Date, and (C) 200% if the redemption occurs at any time on or after the seventh anniversary of the Closing Date.

At any time following the seventh anniversary of the Closing Date, the Issuer may redeem in whole, but not in part, all of the Series A Preferred Stock for a per share amount in cash equal to: (i) the then-current liquidation preference, multiplied by (ii) 200%.

Upon prior written notice of certain change of control events involving the Issuer, unless the holders elect to convert the shares of the Series A Preferred Stock into Class A Common Stock, the shares of the Series A Preferred Stock shall automatically be redeemed by the Issuer for a repurchase price per share equal to the greater of (i) the value of the shares of Series A Preferred Stock as converted into Class A Common Stock at the then-current conversion price and (ii) 200% of the then-current liquidation preference thereof.

Pursuant to the Investment Agreement, the Issuer increased the size of its board of directors (the “Board”) in order to appoint, as of the Closing Date, one individual designated by Aggregator, who initially is Brian N. Sheth, to the Board for a term expiring at the 2024 annual meeting of the Issuer’s stockholders (the “Annual Meeting”). Mr. Sheth has also been nominated for reelection as a director at the Annual Meeting. So long as the Aggregator beneficially owns at least 33% of the shares of Series A Preferred Stock purchased by Aggregator at the closing of the Issuance on an as-converted basis, Aggregator will have the right to designate a director nominee for election to the Board.

Additionally, until the Standstill Expiration Date (as defined in the Investment Agreement), Aggregator is subject to certain standstill restrictions pursuant to which Aggregator is restricted, among other things and subject to certain customary exceptions, from (1) acquiring more than 19.9% of the Issuer’s outstanding Class A Common Stock or securities exchangeable for or convertible into the Class A Common Stock; (2) making, participating in or encouraging any proxy solicitation or submitting any shareholder proposal to the Issuer; (3) publicly proposing any change of control or other extraordinary transaction involving the Issuer; (4) seeking representation on the Board (beyond the representation provided for above); (5) seeking to control or influence the management, Board or business of the Issuer; (6) supporting or encouraging, or entering into any agreements with any person in doing any of the foregoing, or (7) taking any action that would require the Issuer to make a public announcement regarding the possibility of a transaction or any of the foregoing.

Warrant

On the Closing Date and in connection with the Issuance, the Issuer issued to Aggregator a warrant (the “Warrant”) to purchase up to 11,111,112 shares of Class A Common Stock, at purchase price of $4.50 per share of Class A Common Stock. The Warrant can be exercised for cash or on a cashless basis at the option of the holder. The Warrant is exercisable for a period of 24 months after the Closing Date.

Registration Rights Agreement

On the Closing Date, in connection with the Issuance, the Issuer and Aggregator entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Issuer has agreed to provide to Aggregator certain customary registration rights with respect to shares of the Class A Common Stock issued in connection with any conversion of the Series A Preferred Stock or upon exercise of the Warrant. In addition, the Issuer has agreed to customary indemnification provisions relating to indemnification for any material misstatements or omissions by the Issuer in connection with the registration of Aggregator’ Class A Common Stock.

Reference to and description of the Investment Agreement, Certificate of Designations designating the Series A Preferred Stock (the “Certificate of Designations”), Warrant and Registration Rights Agreement set forth above do not purport to be complete and are qualified in their entirety by reference to the full text of the Investment Agreement, Certificate of Designations, Warrant and Registration Rights Agreement, which have been filed as Exhibits hereto and are incorporated herein by this reference.

Except as described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Materials to Be Filed as Exhibits.

Exhibit No.	Description

1.	Joint Filing Agreement

2.	Investment Agreement, dated April 29, 2024, by and between the Issuer and Aggregator (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on April 29, 2024).

3.	Certificate of Designations (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on April 29, 2024).

4.	Warrant by and between the Issuer and Aggregator (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on April 29, 2024).

5.	Registration Rights Agreement by and between Blend Labs, Inc. and Haveli Brooks Aggregator, L.P. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on April 29, 2024).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 6, 2024

Haveli Brooks Aggregator, L.P.

By:	Haveli Investments Software Fund I GP, LLC, its General Partner
By:	Whanau Interests LLC, its Sole Member

By:	/s/ Brian N. Sheth
Name:	Brian N. Sheth
Title:	Managing Member

Haveli Investments Software Fund I GP, LLC

By:	Whanau Interests LLC, its Sole Member

By:	/s/ Brian N. Sheth
Name:	Brian N. Sheth
Title:	Managing Member

Haveli Software Management LLC

By:	/s/ Brian N. Sheth
Name:	Brian N. Sheth
Title:	Manager

Whanau Interests LLC

By:	/s/ Brian N. Sheth
Name:	Brian N. Sheth
Title:	Managing Member

Haveli Investment Management LLC

By:	/s/ Brian N. Sheth
Name:	Brian N. Sheth
Title:	Manager

Haveli Investments, L.P.

By:	Whanau Interests LLC, its General Partner

By:	/s/ Brian N. Sheth
Name:	Brian N. Sheth
Title:	Managing Member

Brian N. Sheth

By:	/s/ Brian N. Sheth
Name:	Brian N. Sheth

Annex A

The name and principal occupation of each director and executive officer of the Reporting Persons are set forth below. The address for each person listed below is c/o Haveli Investments, L.P., 405 Colorado Street, Suite 1600, Austin, TX 78701. All executive officers and directors listed are United States citizens.

Haveli Brooks Aggregator, L.P.

Name	Director/Executive Officer	Present Principal Occupation and Employment

Brian N. Sheth	Executive Officer	Chief Investment Officer and Senior Managing Director of Haveli Investments, L.P.

Sumit Pande	Executive Officer	Senior Managing Director of Haveli Investments, L.P.

Nora Turek Cappellini	Executive Officer	Senior Vice President, Finance and Controller of Haveli Investments, L.P.

Della P. Richardson	Executive Officer	Chief Compliance Officer and Deputy General Counsel of Haveli Investments, L.P.

Haveli Investments Software Fund I GP, LLC does not have any directors or officers and is managed by its member, Whanau Interests LLC.

Haveli Software Management LLC

Name	Manager/Executive Officer	Present Principal Occupation and Employment

Brian N. Sheth	Manager	Chief Investment Officer and Senior Managing Director of Haveli Investments, L.P.

Ian Loring	Executive Officer	Senior Managing Director of Haveli Investments, L.P.

Sumit Pande	Executive Officer	Senior Managing Director of Haveli Investments, L.P.

Ira Cohen	Executive Officer	Senior Managing Director of Haveli Investments, L.P.

Jason Mathews	Executive Officer	Chief Operating Officer of Haveli Investments, L.P.

Nora Turek Cappellini	Executive Officer	Senior Vice President, Finance and Controller of Haveli Investments, L.P.

Della P. Richardson	Executive Officer	Chief Compliance Officer and Deputy General Counsel of Haveli Investments, L.P.

Haveli Investment Management LLC

Name	Manager/Executive Officer	Present Principal Occupation and Employment

Brian N. Sheth	Manager and Executive Officer	Chief Investment Officer and Senior Managing Director of Haveli Investments, L.P.

Ira Cohen	Executive Officer	Senior Managing Director of Haveli Investments, L.P.

Jason Mathews	Executive Officer	Chief Operating Officer of Haveli Investments, L.P.

Nora Turek Cappellini	Executive Officer	Senior Vice President, Finance and Controller of Haveli Investments, L.P.

Della P. Richardson	Executive Officer	Chief Compliance Officer and Deputy General Counsel of Haveli Investments, L.P.

Haveli Investments, L.P.

Name	Manager/Executive Officer	Present Principal Occupation and Employment

Brian N. Sheth	Executive Officer	Chief Investment Officer and Senior Managing Director of Haveli Investments, L.P.

Ian Loring	Executive Officer	Senior Managing Director of Haveli Investments, L.P.

Sumit Pande	Executive Officer	Senior Managing Director of Haveli Investments, L.P.

Ira Cohen	Executive Officer	Senior Managing Director of Haveli Investments, L.P.

Ophir Lupu	Executive Officer	Senior Managing Director of Haveli Investments, L.P.

Jason Mathews	Executive Officer	Chief Operating Officer of Haveli Investments, L.P.

Nora Turek Cappellini	Executive Officer	Senior Vice President, Finance and Controller of Haveli Investments, L.P.

Della P. Richardson	Executive Officer	Chief Compliance Officer and Deputy General Counsel of Haveli Investments, L.P.

Whanau Interests LLC

Name	Manager/Executive Officer	Present Principal Occupation and Employment

Brian N. Sheth	Managing Member	Chief Investment Officer and Senior Managing Director of Haveli Investments, L.P.